==============================================================================



		     SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C.  20549

			    ---------------------


				 FORM 11-K


		 /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
		    OF THE SECURITIES EXCHANGE ACT OF 1934

		 For the fiscal year ended December 31, 1998

				    OR

     / / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
			    EXCHANGE ACT OF 1934

		For the transition period from         to
						------    ------

			Commission File No. 333-69895

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

	   THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

			 OHIO CASUALTY CORPORATION
			  136 NORTH THIRD STREET
			    HAMILTON, OH  45025





			      Page 1 of 17
==============================================================================

			   REQUIRED INFORMATION


The Ohio Casualty Insurance Company Employee Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of net assets available for the benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

The following exhibit is being filed herewith:

Exhibit No.                     Description
----------                      -----------

    23                          Independent Accountants' Consent

				  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


THE OHIO CASUALTY INSURANCE
COMPANY EMPLOYEE SAVINGS PLAN


By:  The Ohio Casualty Insurance Company Employee Savings Plan Retirement
Committee



June 29, 1999                                  Barry S. Porter
					       -------------------------------
					       Barry S. Porter, CFO/Treasurer
					       (on behalf of Registrant and as
						Principal Accounting Officer)

				   APPENDIX 1


THE OHIO CASUALTY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS OF NET ASSETS AVAILABLE FOR THE BENEFITS OF THE PLAN AS OF DECEMBER 31, 1998 AND 1997, AND THE CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1998, SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1998 AND INDEPENDENT ACCOUNTANTS' REPORT.

		    THE OHIO CASUALTY EMPLOYEE SAVINGS PLAN

			       TABLE OF CONTENTS


------------------------------------------------------------------------------

									 PAGES
									 -----

Report of Independent Accountants............................................6

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
	by Fund Information as of December 31, 1998 and 1997...............7-8

     Statement of Changes in Net Assets Available for
	Plan Benefits by Fund Information for the year ended
	December 31,1998.....................................................9

     Notes to the Financial Statements...................................10-14

Supplement Schedules:

     Line 27A-Schedule of Assets Held for Investment Purposes at
	December 31, 1998...................................................15

     Line 27D-Schedule of Reportable Transactions
	for the year ended December 31, 1998................................16

Consent of Independent Accountants..........................................17

			REPORT OF INDEPENDENT ACCOUNTANTS


To the Retirement Committee
of The Ohio Casualty Insurance Company Employee Savings Plan

In our opinion, the accompanying statements of net assets available for the benefits and the related statement of changes in net assets available for the benefits present fairly, in all material respects, the net assets available for the benefits of the Ohio Casualty Insurance Company Employee Savings Plan (the "Plan") as December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluation the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Assets Held for Investment Purposes and (2) Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for the plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Cincinnati, Ohio
June 14, 1999

THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEES SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND INFORMATION as of December 31, 1998

					 -------------------------------------------------------------------------
					     Fund C         Fund D         Fund E         Fund F         Fund G
					 -------------  -------------  -------------  -------------  -------------
										       Dodge & Cox
					     Company       Interest      Dodge & Cox     Balanced      Dodge & Cox
					      Stock         Income        Bond Fund        Fund        Stock Fund
					 -------------  -------------  -------------  -------------  -------------
Assets:
Investments, at fair value:
    Cash and cash equivalents            $      55,968  $      13,457  $         999  $       1,165  $       1,000
    Ohio Casualty Corporation common
      stock                                 57,515,780
    Group annuity contracts                                25,811,570
    Dodge & Cox Bond Fund                                                  2,912,794
    Dodge & Cox Balanced Fund                                                            14,342,445
    Dodge & Cox Stock Fund                                                                              15,734,711
    Vanguard Index 500 Stock
    PBHG Growth Fund
    Loans to participants
					 -------------  -------------  -------------  -------------  -------------
      Subtotal                              57,571,748     25,825,027      2,913,793     14,343,610     15,735,711

  Contributions receivable - participants          417                            59            594            924
  Accrued Interest                               1,037        136,269              5                             3
  Due (to) from other funds                                   547,159         13,067         56,732       (276,587)
					 -------------  -------------  -------------  -------------  -------------

    Total assets                            57,573,202     26,508,455      2,926,924     14,400,936     15,460,051

Liabilities:
  Miscellaneous payable                              0            (55)
					 -------------  -------------  -------------  -------------  -------------
    Total liabilities                                0            (55)             0              0              0
					 -------------  -------------  -------------  -------------  -------------
      Net assets available for plan
	benefits                         $  57,573,202  $  26,508,400  $   2,926,924  $  14,400,936  $  15,460,051
					 =============  =============  =============  =============  =============

					 -----------------------------------------------------------
					     Fund H         Fund I
					 -------------  -------------
					    Vanguard
					    Index 500     PBHG Growth
					   Stock Fund        Fund         Loan Fund        Total
					 -------------  -------------  -------------  -------------
Assets:
  Investments, at fair value:
    Cash and cash equivalents            $       1,000  $       1,360  $           0  $      74,949
    Ohio Casualty Corporation common                                                     57,515,780
      stock
    Group annuity contracts                                                              25,811,570
    Dodge & Cox Bond Fund                                                                 2,912,794
    Dodge & Cox Balanced Fund                                                            14,342,445
    Dodge & Cox Stock Fund                                                             15,734,711
    Vanguard Index 500 Stock                19,832,490                                   19,832,490
    PBHG Growth Fund                                        8,791,150                     8,791,150
    Loans to participants                                                  2,890,485      2,890,485
					 -------------  -------------  -------------  -------------
      Subtotal                              19,833,490      8,792,510      2,890,485    147,906,374

  Contributions receivable - participants          746             65                         2,805
  Accrued Interest                                   5              3                       137,322
  Due (to) from other funds                   (186,560)      (153,811)                            0
					 -------------  -------------  -------------  -------------
    Total assets                            19,647,681      8,638,767      2,890,485    148,046,501

Liabilities:
Miscellaneous payable                           (1,085)                                      (1,140)
					 -------------  -------------  -------------  -------------
    Total liabilities                           (1,085)             0              0         (1,140)
					 =============  =============  =============  =============

      Net assets available for plan
	benefits                         $  19,646,596  $   8,638,767  $   2,890,485  $ 148,045,361
					 =============  =============  =============  =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEES SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND INFORMATION as of December 31, 1997

					 -------------------------------------------------------------------------
					     Fund C         Fund D         Fund E         Fund F         Fund G
					 -------------  -------------  -------------  -------------  -------------
											Dodge & Cox
					     Company       Interest      Dodge & Cox     Balanced      Dodge & Cox
					      Stock         Income        Bond Fund        Fund        Stock Fund
					 -------------  -------------  -------------  -------------  -------------
Assets:
  Investments, at fair value:
    Cash and cash equivalents            $      53,852  $      18,412  $       1,007  $       1,031  $       1,028
    Ohio Casualty Corporation common
      stock                                 67,344,703
    Group annuity contracts                                27,640,648
    Dodge & Cox Bond Fund                                                  2,233,239
    Dodge & Cox Balanced Fund                                                            14,432,475
    Dodge & Cox Stock Fund                                                                              16,281,274
    Vanguard Index 500 Stock
    PBHG Growth Fund
    Loans to participants
					 -------------  -------------  -------------  -------------  -------------
      Subtotal                              67,398,555     27,659,060      2,234,246     14,433,506     16,282,302

  Contributions receivable - participants                                                                      523

  Due (to) from other funds                                  (100,062)       299,567        148,707        (43,743)
					 -------------  -------------  -------------  -------------  -------------
    Total assets                            67,398,555     27,558,998      2,533,813     14,582,213     16,239,082

Liabilities:
  Miscellaneous payable                         (2,966)
					 -------------  -------------  -------------  -------------  -------------
    Total liabilities                           (2,966)             0              0              0              0
					 -------------  -------------  -------------  -------------  -------------
    Net assets available for plan
	 benefits                        $  67,395,589  $  27,558,998  $   2,533,813  $  14,582,213  $  16,239,082
					 =============  =============  =============  =============  =============

					 ----------------------------------------------------------
					     Fund H         Fund I
					 -------------  -------------
					    Vanguard
					    Index 500     PBHG Growth
					   Stock Fund        Fund         Loan Fund        Total
					 -------------  -------------  -------------  -------------
Assets:
  Investments, at fair value:
    Cash and cash equivalents            $       1,027  $       1,025  $           0  $      77,382
    Ohio Casualty Corporation common
      stock                                                                              67,344,703
    Group annuity contracts                                                              27,640,648
    Dodge & Cox Bond Fund                                                                 2,233,239
    Dodge & Cox Balanced Fund                                                            14,432,475
    Dodge & Cox Stock Fund                                                               16,281,274
    Vanguard Index 500 Stock                14,258,131                                   14,258,131
    PBHG Growth Fund                                       10,067,291                    10,067,291
    Loans to participants                                                  3,406,599      3,406,599
					 -------------  -------------  -------------  -------------
      Subtotal                              14,259,158     10,068,316      3,406,599    155,741,742

  Contributions receivable - participants                                                       523

  Due (to) from other funds                    165,527       (469,996)                            0
					 -------------  -------------  -------------  -------------
    Total assets                            14,424,685      9,598,320      3,406,599    155,742,265

Liabilities:
  Miscellaneous payable                         (1,361)          (277)                       (4,604)
					 -------------  -------------  -------------  -------------
    Total liabilities                           (1,361)          (277)             0         (4,604)
					 -------------  -------------  -------------  -------------
      Net assets available for plan
	benefits                         $  14,423,324  $   9,598,043  $   3,406,599  $ 155,737,661
					 =============  =============  =============  =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEES SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND INFORMATION for the year ended December 31, 1998

					 -------------------------------------------------------------------------
					     Fund C         Fund D         Fund E         Fund F         Fund G
					 -------------  -------------  -------------  -------------  -------------
											Dodge & Cox
					     Company       Interest      Dodge & Cox     Balanced      Dodge & Cox
					      Stock         Income        Bond Fund        Fund        Stock Fund
					 -------------  -------------  -------------  -------------  -------------
Net appreciation (depreciation) in fair
  value of investments                   $  (4,781,555) $           0  $      43,633  $     436,201  $     686,146

Investment income:
  Interest                                       6,883      1,618,915            135            105            437
  Dividends                                  2,463,501                       155,016        471,152        255,330
					 -------------  -------------  -------------  -------------  -------------
    Increase (decrease) from investments    (2,311,171)     1,618,915        198,784        907,458        941,913

Contributions:
  Participants                                              1,407,680        199,359      1,075,312      1,447,926
  Employer                                   2,407,855
					 -------------  -------------  -------------  -------------  -------------
    Total contributions                      2,407,855      1,407,680        199,359      1,075,312      1,447,926

Benefits and withdrawals                    (9,919,575)    (5,000,297)      (261,592)    (2,006,124)    (2,398,641)
Administrative expenses                            504        (69,777)
Interfund transfers                                  0        992,881        256,560       (157,923)      (770,229)
					 -------------  -------------  -------------  -------------  -------------
Increase (decrease) in net assets           (9,822,387)    (1,050,598)       393,111       (181,277)      (779,031)

Net assets available for plan benefits:
  Beginning of year                         67,395,589     27,558,998      2,533,813     14,582,213     16,239,082
					 -------------  -------------  -------------  -------------  -------------
  End of year                            $  57,573,202  $  26,508,400  $   2,926,924  $  14,400,936  $  15,460,051
					 =============  =============  =============  =============  =============


					 ----------------------------------------------------------
					     Fund H         Fund I
					 -------------  -------------
					    Vanguard
					    Index 500     PBHG Growth
					   Stock Fund        Fund         Loan Fund        Total
					 -------------  -------------  -------------  -------------
Net appreciation (depreciation) in fair
  value of investments                   $   4,015,783  $      58,971  $           0  $     459,179

Investment income:
  Interest                                         422            251        264,218      1,891,366
  Dividends                                    222,676                                    3,567,675
					 -------------  -------------  -------------  -------------
    Increase (decrease) from investments     4,238,881         59,222        264,218      5,918,220

Contributions:
  Participants                               1,465,498      1,134,358                     6,730,133
  Employer                                                                                2,407,855
					 -------------  -------------  -------------  -------------
    Total contributions                      1,465,498      1,134,358              0      9,137,988

Benefits and withdrawals                    (1,873,120)    (1,160,632)       (59,254)   (22,679,235)
Administrative expenses                                                                     (69,273)
Interfund transfers                          1,392,013       (992,224)      (721,078)             0
					 -------------  -------------  -------------  -------------
Increase (decrease) in net assets            5,223,272       (959,276)      (516,114)    (7,692,300)

Net assets available for plan benefits:
  Beginning of year                         14,423,324      9,598,043      3,406,599    155,737,661
					 -------------  -------------  -------------  -------------
  End of year                            $  19,646,596  $   8,638,767  $   2,890,485  $ 148,045,361
					 =============  =============  =============  =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEES SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS


1.      PLAN DESCRIPTION:

	The following description of The Ohio Casualty Insurance Company Employee Savings Plan provides only general information. Reference should be made to the Plan Agreement and The Ohio Casualty Employee Benefits Manual for a complete description of the Plan.

	a. GENERAL: The Plan, which is subject to provisions of the Employees Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan covering all eligible employees of the Company who have elected to participate.

	    Effective January 1, 1999, the Ohio Casualty Corporation Stock Fund (Fund C) was partially converted to an Employee Stock Ownership Plan, or ESOP, to allow participants to elect to receive directly the payment of dividends on their proportional shares of Ohio Casualty Stock in the Employee Savings Plan rather than reinvesting them in the plan. Fund C will consist of two subaccounts, an "ESOP Subaccount" and a "NonESOP Subaccount".
	    The ESOP Subaccount will consist of all monies invested in Company Stock that are attributable to Company Contributions, Post-Tax Contributions and Pre-Tax Contributions made in Plan Years before the current Plan Year and Rollover Contributions reduced by any amounts that were transferred out of the ESOP Subaccount to the nonESOP portion of the Plan in accordance with the Plan Agreement. On January 1 of each Plan Year, all amounts then held in Fund C within the NonESOP Subaccount are transferred to the ESOP Subaccount.

	    Effective July 1, 1998, the Plan was amended to include the following changes:

		The Plan's eligibility requirements for participants was changed to 18 years of age without any service requirement. Previously the eligibility requirement was 21 years of age with 1 year of service.

		The employee contribution maximum per year was increased from 16% to 22% of the employees' pay.

		Participants will become immediately 100% vested in the value of the Company matching contributions made on their behalf. This was changed from a gradual vesting period with 100% vesting occurring after 5 years of service.


	b. CONTRIBUTIONS: Participants may contribute between 1-22% of their gross salary, either before or after-tax. The Company will match 50% of the first 6% of compensation that a participant contributes to the Plan. Effective July 1, 1998, employees are 100% vested in the value of their contributions and their investment earnings, as well as 100% vested in the value of the Company contributions and their investment earnings. Prior to July 1, 1998, Company contributions were fully vested after 5 years of service.

NOTES TO THE FINANCIAL STATEMENTS

1.      CONTINUED:

	c. PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions and an allocation of fund earnings. Allocations of fund earnings are based on participant's account balances, as defined by the Plan. The participant is entitled to their fully vested account balance.

	d. INVESTMENT OPTIONS: The participants have a choice of seven investments. The prospectuses for these investment options describe the funds as follows:

	      Company Fund (Ohio Casualty Stock) - Funds are invested in Ohio
	    Casualty Insurance Company Stock.

	      Interest Income (Cash Equivalents; Collective Trust Funds) -
	    Funds are invested in guaranteed interest contracts, bank investment contracts and short-term government money market investments for current income preservation while maintaining high liquidity.

	      Dodge & Cox Bond Fund (Fixed Income Fund) - Funds are invested
	    in a diversified portfolio of fixed-income securities, including U.S. government bonds, investment-grade securities, CD's and commercial paper for a high and stable rate of current income with long-term preservation of capital.

	      Dodge & Cox Balanced Fund (Equity Growth & Income Fund) - Funds
	    are invested in common stock and fixed-income securities for regular income, conservation of principal, and an opportunity for long-term growth of principal and income.

	      Dodge & Cox Stock Fund (Growth Fund) - Funds are invested in the
	    common stock, preferred stocks and securities convertible into common stock of well-established companies with long-term growth of principal and income.

	      Vanguard Index 500 Stock Fund - Funds are generally invested in
	    stocks, seeking investment results that correspond with the price and yield performance of the Standard & Poors' (S&P) 500 Index.

	       PBGH Growth Fund - Funds are invested primarily in common stock
	    that possess the potential to appreciate significantly and attain strong growth in earnings.

	e. BENEFIT PAYMENTS: Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service.

NOTES TO THE FINANCIAL STATEMENTS

2.      ACCOUNTING POLICIES:

	a. BASIS OF ACCOUNTING: The Plan's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

	b. INVESTMENTS: Investments in bonds, notes, and stocks are valued at quoted market prices. Mutual Funds are valued at net asset value. The group annuity contracts and investment contracts are valued at contract value as they are considered to be fully benefit-responsive. The crediting interest rates for the contracts were 6.35% and 6.40% as of December 31, 1998 and 1997, respectively. The fair value of the contract approximates contract value.

	    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

	    The Plan presents in the statement of changes in net assets available for plan benefits by fund information the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

	c. CONTRIBUTIONS: Contributions from participants are recorded in the period The Ohio Casualty Insurance Company (the Company) makes payroll deductions from plan participants. Contributions from the employer are accrued for each year based on the Company's underwriting results and the participants' contributions.

	d.  BENEFIT PAYMENTS:  Benefits are recorded when paid.

	e. ADMINISTRATIVE EXPENSES: Certain costs of administering the Plan are paid by the Company. These costs totaled $307,214 and $211,269 for the years ended December 31, 1998 and 1997, respectively.

	f. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.      PLAN TERMINATION:

	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.
	In the event of plan termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

NOTES TO THE FINANCIAL STATEMENTS

4.      TAX STATUS:

	The Plan has received a favorable determination letter dated December 16, 1998, from the Internal Revenue Service indicating that the Plan is exempt from federal income taxes.

5.      INVESTMENTS:

	The following investments represent 5% or more of the Plan's net assets:

								   FAIR VALUE
							 -----------------------------
							 DECEMBER 31,     DECEMBER 31,
							    1998             1997
							 -----------------------------

      FUND C:
	  Ohio Casualty Corporation, common stock        $57,515,780      $67,344,703

      FUND D:
	  LaSalle National Trust, N.A., collective
	    investment contract                           25,811,570       27,640,648

      FUND F:
	  Dodge and Cox Balanced Fund                     14,342,445       14,432,475

      FUND G:
	  Dodge and Cox Stock Fund                        15,734,711       16,281,274

      FUND H:
	  Vanguard Index 500 Stock Fund                   19,832,490       14,258,131

      FUND I:
	  PBHG Growth Fund                                 8,791,150       10,067,291

6.      LOANS RECEIVABLE - PARTICIPANTS:

	Participants are permitted to borrow from the trust using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lessor of $50,000 reduced by the participants' highest outstanding aggregate balance of loans from the Plan during the previous twelve (12) months, the total value of the employee's before-tax and after-tax accounts, or 50% of the vested value of the participants' accounts. Interest is charged at Chase Manhattan Bank's prime commercial rate plus 1%. Repayments of the loan are arranged through payroll deductions which may be specified up to 130 biweekly payments (five years). At December 31, 1998 there were 700 individual loans outstanding, maturing between January 1999 through December 2003, with interest rates ranging from 7% to 10%.

NOTES TO THE FINANCIAL STATEMENTS

7.      BENEFITS PAYABLE:

	Participant benefits and withdrawals payable were $2,127,656 and $1,209,622 as of December 31, 1998 and 1997, respectively, and are included in net assets available for plan benefits. Such amounts are reported as liabilities on Form 5500 filed with the Department of Labor.

THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES at December 31, 1998


	   INVESTMENTS                       UNITS/SHARE        COST        FAIR VALUE
--------------------------------------     -------------   -------------  -------------
CASH                                              1,040    $       1,040  $       1,040
CHASE BANK LIQUIDITY                             73,909           73,909         73,909
COMPANY STOCK                                 1,398,560       34,185,550     57,515,780
INTEREST INCOME                              25,811,570       25,811,570     25,811,570
DODGE & COX BOND FUND                           237,779        2,866,982      2,912,794
DODGE & COX BALANCED FUND                       219,909       13,022,696     14,342,445
DODGE & COX STOCK FUND                          173,481       13,571,737     15,734,711
VANGUARD INDEX 500 STOCK FUND                   174,046       12,567,868     19,832,490
PBGH GROWTH FUND                                344,211        8,270,879      8,791,150
LOANS TO PARTICIPANTS, with interest
   rates ranging from 7% to 10% and
   maturity dates of 1999 through 2003                                 0      2,890,485
							   ----------------------------
TOTAL INVESTMENTS                                          $ 110,372,231  $ 147,906,374
							   ============================

THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
(SERIES OF TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS)
Year Ended December 31, 1998

				   PURCHASES                              DISPOSITIONS
			    -------------------------      -----------------------------------------
			     NUMBER OF                      NUMBER OF                        GAIN
	FUND                TRANSACTIONS       COST        TRANSACTIONS     PROCEEDS        (LOSS)
------------------------    ------------   ----------      ------------    ----------    -----------
Chase EOD Bank Liquidity        139        $8,271,545           111        $8,198,630    $         0
Company Stock                    34         4,766,609            12         9,813,978      4,948,594
Interest Income                  37         4,438,220            33         6,119,785              0
Dodge & Cox Stock Fund           51         3,739,640            26         4,884,762      1,969,553